Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
     We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Apartment Investment and Management Company for the registration of 1,847,112 shares of Class A common stock and to the incorporation by reference therein of our reports dated February 29, 2008, with respect to the consolidated financial statements and schedules of Apartment Investment and Management Company and the effectiveness of internal control over financial reporting of Apartment Investment and Management Company included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Denver, Colorado
April 16, 2008